SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                             ----------------

                                  FORM 15
  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                      Commission File Number 1-11885

                          ALLEGIANCE CORPORATION
          (Exact name of registrant as specified in its charter)

                            1430 Waukegan Road
                        McGaw Park, Illinois  60085
                              (847) 689-8410
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)

                  Common Stock, par value $1.00 per share
       Series A Junior Participating Preferred Stock Purchase Rights
                     7.30% Notes due October 15, 2006
                   7.80% Debentures due October 15, 2016
                   7.00% Debentures due October 15, 2026
         (Title of each class of securities covered by this Form)

                                   None
       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)  [   ]        Rule 12h-3(b)(1)(ii) [   ]
      Rule 12g-4(a)(1)(ii) [   ]        Rule 12h-3(b)(2)(i)  [   ]
      Rule 12g-4(a)(2)(i)  [   ]        Rule 12h-3(b)(2)(ii) [   ]
      Rule 12g-4(a)(2)(ii) [   ]        Rule 15d-6           [   ]
      Rule 12h-3(b)(1)(i)  [ X ]

      Approximate number of holders of record as of the certification or notice date:

     Common Stock, par value $1.00 per share                             1
     Series A Junior Participating Preferred Stock Purchase Rights       1
     7.30% Notes due October 15, 2006                                    71
     7.80% Debentures due October 15, 2016                               35
     7.00% Debentures due October 15, 2026                               58

      Pursuant to the requirements of the Securities Exchange Act of 1934 Allegiance Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  February 3, 1999              BY: /s/ William L. Feather
      --------------------------         -----------------------------------
                                     Name:  William L. Feather
                                     Title: Senior Vice President, Secretary
                                            and General Counsel